SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075P101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075P101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Dominic F. Silvester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,553,896(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,232,467(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (based on 13,902,943 ordinary voting shares outstanding as of December 31, 2013, as provided by the issuer)(1)
12	TYPE OF REPORTING PERSON (see instructions) IN

[1]	A trust of which the reporting person and his immediate family are the sole beneficiaries has agreed to sell 321,429 ordinary voting shares (the “Shares”) in a private transaction in which the trust will transfer the Shares to the purchaser on a date expected to be on or prior to March 28, 2014 in exchange for payment expected to be made by March 31, 2014. Completion of the transaction is subject to customary regulatory notifications and approvals. The trust will continue to have voting power with respect to the Shares until the transfer date. As a result of the transfer, the reporting person’s percent of class will decrease to approximately 8.9% (based on 13,902,943 ordinary voting shares outstanding as of December 31, 2013, as provided by the issuer).

CUSIP No. G3075P101	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Enstar Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box HM 2267

Windsor Place, 3rd Floor

22 Queen Street

Hamilton, Bermuda HM JX

Item 2(a).	Name of Person Filing:

Dominic F. Silvester

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box HM 2267

Windsor Place, 3rd Floor

22 Queen Street

Hamilton, Bermuda HM JX

Item 2(c).	Citizenship:

United Kingdom

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G3075P101

CUSIP No. G3075P101	13G	Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act of 1934 (the “Exchange Act”);
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount Beneficially Owned:

For purposes of this Schedule 13G/A, Dominic F. Silvester beneficially owns 1,553,896 Ordinary Shares as of December 31, 2013. This amount includes: (i) 490,732 shares owned directly; and (ii) 1,063,164 shares owned indirectly through the Right Trust, of which R&H Trust Co. (BVI) Limited is trustee and Mr. Silvester and his immediate family are the sole beneficiaries. Of the shares owned indirectly through the Right Trust, 321,429 Ordinary Shares are subject to a pending private transaction in which the trust will transfer such shares to the purchaser on a date expected to be on or prior to March 28, 2104 in exchange for payment expected to be made by March 31, 2014 (the “Pending Transaction”). Completion of the Pending Transaction is subject to customary regulatory notifications and approvals. The trust will continue to have voting power with respect to such shares until the transfer date.

(b)	Percent of Class:

For purposes of this Schedule 13G/A, Mr. Silvester beneficially owns 11.2% of the class of Ordinary Shares (based on 13,902,943 Ordinary Shares outstanding as of December 31, 2013, as provided by the issuer). As a result of the Pending Transaction, this percentage will decrease to approximately 8.9% (based on 13,902,943 Ordinary Shares outstanding as of December 31, 2013, as provided by the issuer).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,553,896 (see Item 4(a))

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,232,467 (see Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. G3075P101	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Beneficiaries of the Right Trust (Mr. Silvester and his immediate family) have the right to receive dividends from, or the proceeds from the sale of, 1,063,164 shares held by the Right Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of a Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G3075P101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dominic F. Silvester
Dated: February 6, 2014	Dominic F. Silvester